Cordovano and Harvey, P.C.

Certified Public Accountants

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

December 4, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Celebrity Sports Network, Inc.

Ladies and Gentlemen:

We were previously the principal accountants for Celebrity Sports Network, Inc., and we reported on the financial statements of Celebrity Sports Network, Inc. as of December 31, 2000 and 1999, for the fiscal year ended December 31, 2000 and for the period from August 27, 1999 (date of inception) through December 31, 1999. On November 27, 2001, our appointment as principal accountants was terminated. We have read Celebrity Sports Network, Inc.'s statements included under Item 4 of its Form 8-K dated November 27, 2001, and we agree with such statements.

Yours truly,

/s/ Cordovano and Harvey, P.C.
Cordovano and Harvey, P.C.